

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 16, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Gregory E. Lichtwardt
Chief Financial Officer
Conceptus, Inc.
331 East Evelyn
Mountain View, CA 94041

> **RE:** **Conceptus, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for the fiscal quarter ended June 30, 2007**
> **File No. 000-27596**

Dear Mr. Lichtwardt:

We have reviewed your response dated September 14, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the fiscal quarter ended June 30, 2007

Condensed Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 11

1.   We reference prior comment one in our letter dated September 5, 2007 regarding
        the amended Share Purchase and Call Option Agreement and Distribution
        Agreement with Conceptus SAS. We see from your response that the reason for
        the price increase is to make the price that Conceptus SAS is paying for the
        Essure product more comparable to the price charged to other distributors and to
        make the price more in line with your costs. Please address the following
        comments regarding this arrangement:

        •   We see that the amendment to the distribution agreement increased the price
            paid for the Essure product by 61% in 2007 and 100% in 2008 and that the
            price for 2009 – 2014 would be the same as the 2008 purchase price. Please
            tell us whether the original price charged to Conceptus SAS prior to the
            amendment was below market. If so, tell us how that was considered in your
            accounting for the sale of Conceptus SAS in 2004.   We see that the company
            had significant continuing involvement with Conceptus SAS subsequent to the
            sale.

        •   It does not appear that the increase is a "premium" being paid by Conceptus
            SAS in return for the amendment to the Call Option Agreement. In this
            regard, tell us why the amount of the price increase is the appropriate amount
            to defer. Please tell us the accounting literature that you considered.

        •   Please also tell us how you considered whether the price increase should be
            recorded as revenue as earned rather than as an accrued liability to be
            recorded against purchase price if the company purchases Conceptus SAS.

2.   Tell us if you believe it is probable that the conditions stated in the amended call
        option agreement will be met and that you will purchase Conceptus SAS during
        2008. Please also discuss why you believe that the accrued liability meets the
        definition of a liability under FASB Concepts Statement No. 6.

3.   We see that if the closing conditions are not met and the acquisition is not consummated, you will record the liability from the increase in sales prices of Essure as "other income." Please tell us the accounting basis for this classification considering that the Essure product is your principal operating product.

4.   We still do not understand the business reason for entering into the amended call option and distribution agreement. Tell us why the company would not just exercise the call option under the initial terms of the original call option agreement. Since the price increase would only be in effect for a maximum of two years before repurchasing Conceptus SAS prior to January 2, 2009, it is unclear why the price increase would be the driving factor.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief